Exhibit 3.2

RESTATED ARTICLES OF INCORPORATION

OF

FISERV, INC.

Pursuant to Section 180.1007 of the Wisconsin Business Corporation Law, these Restated Articles of Incorporation of Fiserv, Inc. shall supersede and take the place of the existing Restated Articles of Incorporation and any amendments thereto:

ARTICLE I

The name of the corporation is Fiserv, Inc.

ARTICLE II

The Corporation is incorporated under the provisions of Chapter 180 of the Wisconsin Statutes.

ARTICLE III

The total number of shares of stock which the Corporation shall have authority to issue is 1,825,000,000 shares, of which 1,800,000,000 shares shall be designated Common Stock, having a par value of $.01 per share; and 25,000,000 shares shall be designated as Preferred Stock, having no par value per share. Authority is hereby vested in the Board of Directors from time to time to issue the Preferred Stock as Preferred Stock in one or more series of any number of shares and, in connection with the creation of such series, to fix, by resolution providing for the use of shares thereof, the voting rights, if any; the designations, preferences, limitations and relative rights of such series in respect to the rate of dividend, the price, the terms and conditions of redemption; the amounts payable upon such series in the event of voluntary or involuntary liquidation; sinking fund provisions for the redemption or purchase of such series of shares; and, if the shares of any series are issued with the privilege of conversation, the terms and conditions on which such series of shares may be converted. In addition to the foregoing, to the full extent now or hereafter permitted by Wisconsin law, in connection with each issue thereof, the Board of Directors may at its discretion assign to any series of the Preferred Stock such other terms, conditions, restrictions, limitations, rights and privileges as it may deem appropriate. The aggregate number of preferred shares issued and not cancelled of any and all preferred series shall not exceed the total number of shares of Preferred Stock hereinabove authorized. Each series of Preferred Stock shall be distinctively designated by letter or descriptive words or both.

ARTICLE IV

The street address of the Corporation’s registered office is 8040 Excelsior Drive, Suite 400, Madison, Wisconsin 53717. The name of the Corporation’s registered agent at that office is Corporation Service Company.

ARTICLE V

The purpose of the Corporation is to engage in any lawful business for which corporations may be organized under the Wisconsin Business Corporation Law.

ARTICLE VI

In furtherance and not in limitation of the powers conferred by the laws of the State of Wisconsin, the Board of Directors of the Corporation is expressly authorized and empowered to make, alter or repeal the By-laws of the Corporation, subject to the power of the shareholders of the Corporation to alter or repeal any By-law made by the Board of Directors.

ARTICLE VII

Until the annual meeting of shareholders of the Corporation held in 2013, the terms of the Board of Directors shall be staggered by dividing the total number of directors into three groups, in accordance with Section 180.0806 of the Wisconsin Business Corporation Law. Directors elected at each annual meeting of shareholders held prior to 2013 (or such directors’ successors) shall hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election and until their successors have been elected and qualified. Commencing with the annual meeting of shareholders held in 2013, directors shall hold office for terms as follows: (i) at the 2013 annual meeting of shareholders, directors for whom such annual meeting is the annual meeting of shareholders held in the third year following the year of their election (or such directors’ successors) shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified; (ii) at the 2014 annual meeting of shareholders, directors for whom such annual meeting is the annual meeting of shareholders held in the third year following the year of their election and directors elected at the 2013 annual meeting of shareholders (or such directors’ successors) shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified; and (iii) at the 2015 annual meeting of shareholders and each annual meeting of shareholders thereafter, all directors shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified.

ARTICLE VIII

Any action required to be taken at any annual or special meeting of shareholders or any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing.

ARTICLE IX

The By-laws of the Corporation may provide that, to the extent provided in such By-laws, each director of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, subject to the terms and conditions set forth within such By-laws. For purposes of clarity, the provisions of the foregoing sentence do not apply to vacancies or newly created directorships filled by a vote of the Board of Directors.

The undersigned, the duly elected and acting Chief Legal Officer and Secretary of Fiserv, Inc., a Wisconsin corporation, in accordance with Section 180.1007 of the Wisconsin Business Corporation Law, DOES HEREBY CERTIFY THAT:

1.        The name of the Corporation is Fiserv, Inc.

2.        The foregoing Restated Articles of Incorporation do not contain any amendment to the Corporation’s Restated Articles of Incorporation requiring shareholder approval, and were adopted by the Corporation’s Board of Directors on February 21, 2018.

3.        The foregoing Restated Articles of Incorporation shall be effective as of March 6, 2018.

Executed on behalf of the Corporation on the 26th day of February, 2018.

FISERV, INC.

By:	/s/ Lynn S. McCreary
Lynn S. McCreary
Chief Legal Officer and Secretary

4